PRICING SUPPLEMENT No. 487B
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902
Dated September 25, 2008



Performance Securities with Contingent Return Linked to the S&P 500® Index

Strategic Alternatives to Indexing
Deutsche Bank AG, London Branch
$3,529,830 Securities Linked to the S&P 500® Index due on September 30, 2011

Investment Description

Performance Securities with Contingent Return Linked to the S&P 500® Index (the "Securities") provide exposure to the S&P 500® Index (the "Index") as well as a specified Contingent Return if the Index level does not close below the Trigger Level on any trading day during the Observation Period. If the Index level never closes below the Trigger Level on any such day, at maturity investors will receive their principal plus the greater of the Index Return or the Contingent Return. The Securities do not guarantee any return of your initial investment. If the Index level closes below the Trigger Level on any trading day during the Observation Period, at maturity investors will receive their principal multiplied by the Index Return, which may be negative. A negative Index Return where the Index level closed below the Trigger Level on any trading day during the Observation Period will result in a payment at maturity of less than $10.00 per Security. **The Contingent Return feature applies only at maturity. You may lose some or all of your principal.**

Features

❑ **Growth Potential:** The Securities provide the opportunity to receive returns equal to the greater of the Index Return and Contingent Return if the Index level never closes below the Trigger Level on any trading day during the Observation Period. The Securities are not subject to a maximum gain.

❑ **Contingent Return of the Invested Amount:** Payment at maturity will depend on the Index Return and whether or not the Index level closed below the Trigger Level on any trading day during the Observation period.

❑ **Exposure to U.S. equities:** Investors can gain exposure to U.S. equities through the Index.

Key Dates

Trade Date	September 25, 2008
Settlement Date	September 30, 2008
Final Valuation Date[1]	September 26, 2011
Maturity Date[1]	September 30, 2011
CUSIP	25154K 62 7
ISIN	US25154K6275

[1] Subject to postponement in the event of a market disruption event and as described under "Description of Securities—Payment at Maturity" in the accompanying product supplement B.

Security Offering

We are offering Performance Securities with Contingent Return Linked to the S&P 500® Index (the "Index"). The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000.

See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement B dated April 28, 2008, underlying supplement no. 1 dated April 24, 2008 and this pricing supplement. See "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement B for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement B dated April 28, 2008 and underlying supplement no. 1 dated April 24, 2008) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement B and underlying supplement no. 1. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total	$3,529,830.00	$88,245.75	$3,441,584.25

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$3,529,830.00	$138.72

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement B dated April 28, 2008 and underlying supplement no. 1 dated April 24, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement no. 1 dated April 24, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508091316/d424b21.pdf

- Product supplement B dated April 28, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508093422/d424b21.pdf

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Performance Securities with Contingent Return Linked to the S&P 500® Index that are offered hereby, unless the context otherwise requires.

This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

- You seek an investment with a return linked to the performance of the S&P 500® Index and the opportunity to outperform the S&P 500® Index if the Index level never closes below the Trigger Level on any trading day during the Observation Period and the Contingent Return exceeds the Index Return.

- You either believe the Index level will never close below the Trigger Level on any trading day during the Observation Period, or you believe the Index Return will be positive.

- You are willing to be exposed to the risk that the Index level could close below the Trigger Level on any trading day during the Observation Period and you could lose 1% of your initial investment for each 1% of negative Index Return.

- You are willing and able to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.

- You do not seek current income from this investment.

- You are willing to invest in the Securities based on the potential for a return equal to your principal plus the greater of the Index Return and the Contingent Return.

The Securities may not be suitable for you if:

- You do not seek an investment with exposure to the S&P 500® Index.

- You are unwilling or unable to hold the Securities to maturity.

- You seek an investment that is 100% protected against the loss of your initial investment.

- You seek current income from your investments.

- You seek an investment for which there will be an active secondary market.

Final Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Security
Term	3 years
Index	The Securities are linked to the S&P 500® Index (the "Index").
Trigger Level	906.885, 75% of the Index Starting Level
Contingent Return	22.50%
Payment at Maturity (per $10.00 Security)	**If the Index level never closed below the Trigger Level** on any trading day during the Observation Period, investors will receive their principal plus the greater of the Index Return and the Contingent Return: $10.00 + ($10.00 x *the greater of* Index Return *and* Contingent Return) **If the Index level closed below the Trigger Level** on any trading day during the Observation Period, investors will receive their principal multiplied by the Index Return: $10.00 + ($10.00 x Index Return) ***In this scenario the Contingent Return is lost, and investors may receive a payment at maturity that is less than their principal.***
Index Return	$\frac{\text{Index Ending Level - Index Starting Level}}{\text{Index Starting Level}}$
Index Starting Level	1,209.18, the closing level of the Index on the Trade Date.
Index Ending Level	The closing level of the Index on the Final Valuation Date.
Observation Period	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the Trade Date to (and including) the Final Valuation Date.

Determining Payment at Maturity



Determine the Index Return

Calculate the percentage change from the Index Starting Level to the Index Ending Level.

Did the Index level close below the Trigger Level on any trading day during the Observation Period?

No

You will receive a cash payment that provides you with a return per $10.00 Security equal to the greater of the Contingent Return and the Index Return. Accordingly, your payment at maturity per $10.00 Security will be calculated as follows:

$10.00 + [$10.00 x the greater of the Contingent Return and the Index Return]

Yes

You will receive your principal multiplied by the Index Return, calculated as follows:

$10.00 + [$10.00 x Index Return]

In this scenario, you could lose up to 100% of your initial investment depending on how much the Index declines.

What are the tax consequences of the Securities?

You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your Securities, other than pursuant to a sale or exchange, and your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples use a Contingent Return of 22.50%, a Trigger Level of 906.89 (75% of the Index Starting Level of 1,209.18) and a range of Index Returns. The numbers below have been rounded for ease of analysis.

Hypothetical Index Ending Level	Index Return (%)	The S&P 500 Index did not close below the Trigger Level on any trading day during the Observation Period		The S&P 500 Index closed below the Trigger Level on at least one trading day during the Observation Period	
		Payment at Maturity ($)	Return at Maturity (%)	Payment at Maturity ($)	Return at Maturity (%)
2,418.36	100.00%	$20.00	100.00%	$20.00	100.00%
2,176.52	80.00%	$18.00	80.00%	$18.00	80.00%
1,934.69	60.00%	$16.00	60.00%	$16.00	60.00%
1,692.85	40.00%	$14.00	40.00%	$14.00	40.00%
1,571.93	30.00%	$13.00	30.00%	$13.00	30.00%
1,451.02	20.00%	$12.25	22.50%	$12.00	20.00%
1,330.10	10.00%	$12.25	22.50%	$11.00	10.00%
1,209.18	0.00%	$12.25	22.50%	$10.00	0.00%
1,088.26	-10.00%	$12.25	22.50%	$ 9.00	-10.00%
967.34	-20.00%	$12.25	22.50%	$ 8.00	-20.00%
906.89	-25.00%	$12.25	22.50%	$ 7.50	-25.00%
846.43	-30.00%	n/a	n/a	$ 7.00	-30.00%
604.59	-50.00%	n/a	n/a	$ 5.00	-50.00%
483.67	-60.00%	n/a	n/a	$ 4.00	-60.00%
362.75	-70.00%	n/a	n/a	$ 3.00	-70.00%
241.84	-80.00%	n/a	n/a	$ 2.00	-80.00%
0.00	-100.00%	n/a	n/a	$ 0.00	-100.00%

Example 1—The level of the Index increases by 30% from an Index Starting Level of 1,209.18 to an Index Ending Level of 1,571.93, and the Index level never closed below 906.89 on any trading day during the Observation period. Because the Index Ending Level of 1,571.93 is greater than the Index Starting Level of 1,209.18, the Index Return is positive and calculated as follows:

Index Return = (1,571.93 - 1,209.18)/ 1,209.18 = 30%

In this scenario, because the Index level never closed below the Trigger Level on any trading day during the Observation Period and the Index Return of 30% is higher than the Contingent Return of 22.50%, the payment at maturity is equal to $13.00 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + ($10.00 x 30%) = $13.00

Example 2—The level of the Index increases by 20% from an Index Starting Level of 1,209.18 to an Index Ending Level of 1,451.02, and the Index level never closed below 906.89 on any trading day during the Observation period. Because the Index Ending Level of 1,451.02 is greater than the Index Starting Level of 1,209.18, the Index Return is positive and calculated as follows:

Index Return = (1,451.02 - 1,209.18)/ 1,209.18 = 20%

Because the Index level never closed below the Trigger Level on any trading day during the Observation Period, and the Contingent Return is greater than the Index Return, the payment at maturity is equal to $12.25 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + ($10.00 x 22.50%) = $12.25

In this scenario, the Index Return of 20% is lower than the Contingent Return of 22.50%, so investors will receive their principal plus the Contingent Return.

Example 3—The level of the Index decreases by 10% from an Index Starting Level of 1,209.18 to an Index Ending Level of 1,088.26, and the Index level never closed below 906.89 on any trading day during the Observation Period. Because the Index Ending Level of 1,088.26 is less than the Index Starting Level of 1,209.18, the Index Return is negative and calculated as follows:

Index Return = (1,088.26 - 1,209.18)/ 1,209.18 = -10%

Because the Index level never closed below the Trigger Level on any trading day during the Observation Period, and the Contingent Return is greater than the Index Return, the payment at maturity is equal to $12.25 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + ($10.00 x 22.50%) = $12.25

In this scenario, the Index Return of -10% is lower than the Contingent Return of 22.50%, so investors will receive their principal plus the Contingent Return.

Example 4—The level of the Index increases by 20% from an Index Starting Level of 1,209.18 to an Index Ending Level of 1,451.02, and the Index level closed below 906.89 on at least one trading day during the Observation period. Because the Index Ending Level of 1,451.02 is greater than the Index Starting Level of 1,209.18, the Index Return is positive and calculated as follows:

$$\text{Index Return} = (1{,}451.02 - 1{,}209.18)/\ 1{,}209.18 = 20\%$$

Because the Index level closed below the Trigger Level on at least one trading day during the Observation Period, the payment at maturity is equal to $12.00 per $10.00 Security, calculated as follows:

$$\text{Payment at maturity per } \$10.00 \text{ Security} = \$10.00 + (\$10.00 \times 20\%) = \$12.00$$

In this scenario, the Contingent Return is lost, and investors receive their principal plus the Index Return.

Example 5—The level of the Index decreases by 30% from an Index Starting Level of 1,209.18 to an Index Ending Level of 846.43, and the Index level closed below 906.89 at least on one trading day during the Observation Period. Because the Index Ending Level of 846.43 is less than the Index Starting Level of 1,209.18, the Index Return is negative and calculated as follows:

$$\text{Index Return} = (846.43 - 1{,}209.18)/\ 1{,}209.18 = -30\%$$

Because the Index Return is negative, and the Index level closed below the Trigger Level on at least one trading day during the Observation Period, investors will lose 1% of their initial investment for each 1% of negative Index Return, and the payment at maturity is equal to $7.00 per $10.00 Security calculated as follows:

$$\text{Payment at maturity per } \$10.00 \text{ Security} = \$10.00 + (\$10.00 \times -30\%) = \$7.00$$

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement B. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦ **Your Investment in the Securities May Result in a Loss of Your Initial Investment**—The Securities do not guarantee any return of your initial investment. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative and if the Index level closes below the Trigger Level on any trading day during the Observation Period. If the Index level closes below the Trigger Level on any trading day during the Observation Period, your initial investment will be exposed to any decline in the Index Ending Level, as compared to the Index Starting Level. Accordingly, you could lose up to $10.00 for each $10.00 investment that you make in the Securities.

♦ **Contingent Return on Your Initial Investment Applies Only if You Hold the Securities to Maturity**—You should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and you will not receive the Contingent Return.

♦ **No Periodic Coupon Payments, Dividend Payments or Voting Rights**—As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have. As such, owning the Securities is not the same as owning the component stocks underlying the Index.

♦ **The Securities have Certain Built-in Costs**—While the payment at maturity described in this pricing supplement is based on the full face amount of your Securities, the original issue price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **There May be Little or No Secondary Market for the Securities**—The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the Securities in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the Securities.

♦ **Potential Conflicts**—We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦ **Potential of Deutsche Bank AG transactions to impact price**—Trading or transactions by Deutsche Bank AG or its affiliates in the Index and/or over the counter options, futures or other instruments with returns linked to the performance of the Index, may adversely affect the market price of the Index and therefore, the market value of the Securities.

♦ **We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that May Be Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to Which the Securities Are Linked or the Value of the Securities**—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

♦ **Price Prior to Maturity**—In addition to the level of the Index on any day, the market price of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Index; the time to maturity of the Securities; the market prices and dividend rates on the component stocks underlying the Index; interest and yield rates in the market generally and in the markets of the component stocks underlying the Index; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the Securities; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **The Securities are subject to the Issuer's creditworthiness**—An actual or anticipated downgrade in the Issuer's credit rating will likely have an adverse effect on the market value of the Securities. The payment at maturity on the Securities is subject to the creditworthiness of the Issuer.

♦ **The U.S. Federal Income Tax Consequences of an Investment in a Security are Unclear**—There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above, on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The S&P 500® Index is published by Standard & Poor's ("S&P"), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement No. 1 under the heading "The S&P 500® Index," the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of September 25, 2008 indicated below: Consumer Discretionary (82); Consumer Staples (41); Energy (40); Financials (85); Health Care (53); Industrials (56); Information Technology (73); Materials (30); Telecommunications Services (9); and Utilities (31).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Markets page "SPX <Index> <GO>" or from the S&P website at www.standardandpoors.com.

The graph below illustrates the performance of the S&P 500® Index from January 1, 1998 to September 25, 2008. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.



Source: Bloomberg L.P.

The S&P 500® Index closing level on September 25, 2008 was 1,209.18.

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading "The S&P 500® Index" in the underlying supplement No. 1. Information contained in the S&P website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Underwriting Information

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.25 per $10.00 Security face amount. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. See "Underwriting" in the accompanying product supplement B.